CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$11,253,840	$1,304.32

(1)   Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Product Supplement EQUITY INDICES SUN-1 dated July 28, 2016)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-212571

1,125,384 Units $10 principal amount per unit CUSIP No. 06746K853	Pricing Date Settlement Date Maturity Date	May 25, 2017 June 5, 2017 June 1, 2020

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index

▪      Maturity of approximately three years, if not called prior to maturity

▪      Automatic call of the notes per unit at $10 plus the applicable Call Premium ($1.241 on the first Observation Date and $2.482 on the second Observation Date) if the Index is flat or increases above 100% of the Starting Value on the relevant Observation Date

▪      The Observation Dates will occur approximately one year and two years after the pricing date

▪      If the notes are not called, at maturity:

▪      a return of 30% if the Index is flat or increases up to the Step Up Value

▪      a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪      1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪      All payments are subject to the credit risk of Barclays Bank PLC

▪      No periodic interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪      Limited secondary market liquidity, with no exchange listing

▪      The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC.  The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

Our initial estimated value of the notes, based on our internal pricing models, is $9.67 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-4 and “Risk Factors” beginning on page TS-8 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$ 10.00	$ 11,253,840.00
Underwriting discount	$ 0.20	$ 225,076.80
Proceeds, before expenses, to Barclays	$ 9.80	$ 11,028,763.20

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May 25, 2017

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Summary

The Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020 (the “notes”) are our direct, unconditional, unsecured and unsubordinated debt securities and are not deposit liabilities of either Barclays PLC or Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the S&P Regional Banks Select Industry Index (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements.  The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This estimated value is less than the public offering price.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes
Issuer:	Barclays Bank PLC (“Barclays ”)	Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.

Principal Amount:	$10.00 per unit	Call Premiums:

$1.241 per unit if called on the first Observation Date (which represents a return of 12.41% over the principal amount), and $2.482 per unit if called on the second Observation Date (which represents a return of 24.82% over the principal amount).

Term:	Approximately three years, if not called	Ending Value:

The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement EQUITY INDICES SUN-1.

Market Measure:	The S&P Regional Banks Select Industry Index (Bloomberg symbol: “SPSIRBK”), a price return index	Step Up Value:	2,164.31 (130.00% of the Starting Value, rounded to two decimal places).
Starting Value:	1,664.85	Step Up Payment:	$3.00 per unit, which represents a return of 30% over the principal amount.
Observation Level:	The closing level of the Market Measure on the applicable Observation Date.	Threshold Value:	1,664.85 (100% of the Starting Value).
Observation Dates:	June 8, 2018 and May 24, 2019, subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	May 22, 2020
Call Level:	1,664.85 (100% of the Starting Value)	Fees Charged:

The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described in “Structuring the Notes” on page TS-14.

Call Amounts (per Unit):	$11.241 if called on the first Observation Date and $12.482 if called on the second Observation Date.	Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪      Product supplement EQUITY INDICES SUN-1 dated July 28, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916135052/a16-14463_41424b3.htm

▪      Series A MTN prospectus supplement dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪      Prospectus dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                  You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪                  You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪                  You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.

▪                  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪                  You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪                  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪                  You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪                  You want to hold your notes for the full term.

▪                  You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪                  You seek principal repayment or preservation of capital.

▪                  You seek interest payments or other current income on your investment.

▪                  You want to receive dividends or other distributions paid on the stocks included in the Index.

▪                  You seek an investment for which there will be a liquid secondary market.

▪                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪                  You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Hypothetical Payout Profile at Maturity

These hypothetical values would only apply if the notes are not called on any Observation Date, and show a payout profile at maturity.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $3.00 per unit and the Step Up Value of 130% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 130 and the Step Up Payment of $3.00 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)(2)	0.00%	$13.00(3)	30.00%
102.00	2.00%	$13.00	30.00%
105.00	5.00%	$13.00	30.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$13.00	30.00%
130.00(4)	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
143.00	43.00%	$14.30	43.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)       The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,664.85, which was the closing level of the Market Measure on the pricing date.

(2)       This is the hypothetical Threshold Value.

(3)       This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(4)       This is the hypothetical Step Up Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value:     100.00

Threshold Value: 100.00

Ending Value:      90.00

Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:     100.00

Step Up Value:     130.00

Ending Value:      110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3

The Ending Value is 143.00, or 143.00% of the Starting Value:

Starting Value:     100.00

Step Up Value:     130.00

Ending Value:      143.00

Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•                  If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

•                  Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

•                  If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

•                  Your investment return may be less than a comparable investment directly in the stocks included in the Index.

•                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

•                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-14. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

•                  The estimated value of the notes is not a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪                  You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪                  There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S.  These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1.

Additional Risk Factors

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the financial services sector, and more specifically, the regional banking sector.  As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the regional banking sector, including those discussed below.  In addition, profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector.  Banks may also be subject to severe price competition.  The regional banking industry is highly competitive and failure to maintain or increase market share may result in lost market share.  Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.

In recent years, economic conditions in the U.S. have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations, the types of loans and other financial commitments they can make, the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain, and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the level of the Index. As a result, the level of the Index may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the notes and decrease the Redemption Amount.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index is designed to measure the performance of the regional banks sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the Index is a constituent company within the regional banks sub-industry portion of the S&P TMI.

The Index was launched in September 2011.  As of April 28, 2017, it included 99 index components, with a mean market capitalization of approximately $5.226 billion.

To be eligible for inclusion in the Index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition, companies must satisfy one of the two following combined size and liquidity criteria:

1.  float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2.  float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All companies satisfying these requirements are included in the Index. The total number of companies in the Index should be at least 35. If there are fewer than 35 companies, companies from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Index rebalancing reference date. Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Index. Existing Index constituents must have a liquidity ratio greater than 50% to remain in the Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile:  U.S. companies only.

Takeover Restrictions:  At the discretion of the Index sponsor, constituents with shareholder ownership restrictions defined in company organizational documents may be deemed ineligible for inclusion in the Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Index.

Turnover:  At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Index will not be deleted unless ongoing conditions warrant a change in the composition of the Index.

Computation of the Index

The Index is equally-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used in all of the Index sponsor’s equity indices.

The initial divisor is set to have a base index value of 1,000 on June 20, 2003. The index value is calculated as the index market value divided by the index divisor:

Index Value = Index Market Value / Divisor

In order to maintain index series continuity, the divisor is also adjusted at each rebalancing.

(Index Value) before rebalancing = (Index Value) after rebalancing

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Therefore,

(Divisor) after rebalancing = (Index Market Value) after rebalancing / (Index Value) before rebalancing

At each quarterly rebalancing, the constituents underlying the Index are initially equally-weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. Adjustments are then made to ensure that there are no constituents whose weight in the Index is more than can be traded in a single day for a US$2 billion portfolio.

The Index sponsor calculates a maximum basket liquidity weight for each constituent in the Index using the ratio of its three-month average daily value traded to US$2 billion. Each constituent’s weight in the Index is then compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the Index to the uncapped component stocks.

If necessary, a final adjustment is made to ensure that no constituent in the Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, the Index sponsor will make no further adjustments. If the Index contains exactly 22 companies as of the rebalancing effective date, the Index will be equally weighted without basket liquidity constraints.

Index Maintenance

Index maintenance will follow that of the S&P TMI. The membership of the Index is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting Index weights. However, a company will be deleted from the Index if the S&P TMI drops the constituent. Unless a constituent deletion causes the number of companies in the Index to fall below 22, no addition will be made to the Index until the next rebalancing. At that time, the entire Index will be rebalanced based on all eligibility criteria, including the minimum number of companies. If a constituent deletion causes the number of companies in the Index to fall below 22, an addition is made assuming the weight of the dropped stock. When a stock is removed from the Index at a price of $0.00, the stock’s replacement will be added to the Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.  In case of GICS changes, where a company does not belong to the regional banks sub-industry after the classification change, it is removed from the Index at the next rebalancing.

The treatment of corporate actions is the same as in the S&P TMI. In case of a spin-off, generally both the parent company and spin-off companies will remain in the Index until the next rebalancing, regardless of whether they conform to the theme of the Index. When there is no market-determined price available for the spin-off company, the spin-off company is added to the Index at zero price at the close of the day before the ex-date. In the case of a rights offering, the price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The number of the company’s shares in the Index is changed so that its weight remains the same as its weight before the rights offering. In case of stock dividend, stock split or reverse stock split, the number of the company’s shares in the Index is multiplied by and price is divided by the split factor. Share issuance, share repurchase, equity offering or warrant conversion will not cause an Index adjustment. When special dividends are paid, the price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through May 25, 2017.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,664.85.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US,

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date was based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES SUN-1.

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below.  The discussion below supplements the discussions under “Material U.S. Federal Income Tax Considerations” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1, and “Material U.S. Federal Income Tax Consequences”, beginning on page S-111 of the Series A MTN prospectus supplement. Except as noted under “Non-U.S. Holders” below, and as described in the product supplement EQUITY INDICES SUN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement EQUITY INDICES SUN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement EQUITY INDICES SUN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes.  Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Index.  If your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. However, it is possible that the Call Premium, if received, might be treated as ordinary income, rather than as resulting in capital gain.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above.  No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.  There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders.  The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the IRS has issued a Notice which states that the Section 871(m) regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).   We have determined that the notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the notes should not be subject to Section 871(m) withholding tax.

Autocallable Market-Linked Step Up Notes	TS-14

Autocallable Market-Linked Step Up Notes Linked to the S&P Regional Banks Select Industry Index, due June 1, 2020

However, a non-U.S. holder could nevertheless be subject to Section 871(m) tax in respect of the notes if (a) the holder’s position under the notes would be “delta-one” when combined with other related positions that are held by the holder or (b) if a principal purpose for the holder’s investment in notes is to avoid the application of Section 871(m), in which case a special Section 871(m) anti-abuse rule could apply to the holder’s investment in the notes.  Non-U.S. holders are urged to consult their tax advisors regarding the application of Section 871(m) to the notes and the possibility that the combination rule or anti-abuse rule could apply to their investment in the notes.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-15